                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                             .Nortel Inversora S.A.
                             ----------------------
                                (Name of Issuer)

                           American Depositary Shares
                           --------------------------
          each representing 0.05 Class B Preferred Shares ("B Shares")
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    656567401
                                    ---------
                                 (CUSIP Number)

                                December 31, 2005
                                -----------------
                      (Date of Event Which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [ ]      Rule 13d-1(d)



  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                        -------------------
CUSIP No. 656567401                  13G
---------------------                                        -------------------

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           D. E. Shaw Laminar Portfolios, L.L.C. -
           (IRS Identification No. 01-0577802)
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
                                                                    (b) / /
--------------------------------------------------------------------------------
        3  SEC USE ONLY

--------------------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
      NUMBER OF          5  SOLE VOTING POWER
        SHARES
     BENEFICIALLY           0
        OWNED         ----------------------------------------------------------
          BY             6  SHARED VOTING POWER
         EACH
      REPORTING             3,924,500 ADS representing 196,225 Shares
        PERSON              (Please See Preliminary Note Below)
         WITH         ----------------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                            0
                      ----------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,924,500 ADS representing 196,225 Shares
                            (Please See Preliminary Note Below)
--------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,924,500 ADS representing 196,225 Shares
           (Please See Preliminary Note Below)
--------------------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           / /
--------------------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.7% (Please See Preliminary Note Below)
--------------------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

---------------------                                        -------------------
CUSIP No. 656567401                  13G
---------------------                                        -------------------

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           D. E. Shaw & Co., L.P. - (IRS Identification No. 13-3695715)
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
        3  SEC USE ONLY

--------------------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY            0
        OWNED        -----------------------------------------------------------
         BY              6  SHARED VOTING POWER
        EACH
      REPORTING             3,924,500 ADS representing 196,225 Shares
       PERSON               (Please See Preliminary Note Below)
        WITH         -----------------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                            0
                     -----------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,924,500 ADS representing 196,225 Shares
                            (Please See Preliminary Note Below)
--------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,924,500 ADS representing 196,225 Shares
           (Please See Preliminary Note Below)
--------------------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           / /
--------------------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.7% (Please See Preliminary Note Below)
--------------------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA, PN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

---------------------                                        -------------------
CUSIP No. 656567401                  13G
---------------------                                        -------------------

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           D. E. Shaw & Co., L.L.C. - (IRS Identification No. 13-3799946)
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) / /
--------------------------------------------------------------------------------
        3  SEC USE ONLY

--------------------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY            0
        OWNED        -----------------------------------------------------------
         BY              6  SHARED VOTING POWER
        EACH
      REPORTING             3,924,500 ADS representing 196,225 Shares
       PERSON               (Please See Preliminary Note Below)
        WITH         -----------------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                            0
                     -----------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,924,500 ADS representing 196,225 Shares
                            (Please See Preliminary Note Below)
--------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,924,500 ADS representing 196,225 Shares
           (Please See Preliminary Note Below)
--------------------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           / /
--------------------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.7% (Please See Preliminary Note Below)
--------------------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

---------------------                                        -------------------
CUSIP No. 656567401                  13G
---------------------                                        -------------------

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           David E. Shaw
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) / /
--------------------------------------------------------------------------------
        3  SEC USE ONLY

--------------------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY            0
        OWNED        -----------------------------------------------------------
         BY              6  SHARED VOTING POWER
        EACH
      REPORTING             3,924,500 ADS representing 196,225 Shares
       PERSON               (Please See Preliminary Note Below)
        WITH         -----------------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                            0
                     -----------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,924,500 ADS representing 196,225 Shares
                            (Please See Preliminary Note Below)
--------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,924,500 ADS representing 196,225 Shares
           (Please See Preliminary Note Below)
--------------------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           / /
--------------------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.7% (Please See Preliminary Note Below)
--------------------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

Preliminary Note:

         The Reporting Persons (as defined below) are currently the beneficial owners of 3,924,500 American Depositary Shares ("ADS") representing 196,225 shares, or 13.3% of the class of Class B Preferred Shares (the "Shares"), of Nortel Inversora S.A. (the "Issuer"). The Shares are the security underlying the ADS issued by the Issuer. The ADS are currently trading on the New York Stock Exchange. 20 ADS represent one Class B Preferred Share. The Reporting Persons are submitting this filing because the Shares have voting power in the event that a Triggering Event (as defined below) has occurred. The Reporting Persons believe that a Triggering Event has occurred and is continuing and such Triggering Event is evidenced by the board membership granted to certain holders of Class B Shares.

         Holders of the Shares are entitled to vote in case of the Issuer's accrual of and failure to pay any preferred dividend and/or in any of the events provided for the terms of issuance relating to the Shares (a "Triggering Event"). Upon the occurrence of a Triggering Event, each holder of the Shares is entitled to cast one vote per share and votes jointly as one class with both the Class A Preferred Shares (if the Class A Preferred Shares are entitled to vote) and shares of common stock. In the event of a Triggering Event, the Shares are entitled to elect one regular director and one alternate director, jointly with Class A Preferred shares (assuming that the Class A Preferred are entitled to vote). The Shares' right to vote ceases upon the cure of the circumstances resulting in the Triggering Event. The Reporting Persons may be deemed to be the beneficial holders of 7.7% of the combination of the Class A Preferred (1,062,450 shares outstanding) and the Class B Preferred (1,470,455 shares outstanding) which for purposes of this filing are assumed to be one class (combined 2,532,905 shares) with respect to voting rights. The Shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by the Issuer.

ITEM 1(a)           NAME OF ISSUER:

                    Nortel Inversora S.A.

ITEM 1(b)           ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    Alicia Moreau de Justo 50 Piso 11
                    C1107AAB-Buenos Aires, Argentina

ITEMS 2(a)          NAME OF PERSON FILING:

                    D. E. Shaw Laminar Portfolios, L.L.C.
                    D. E. Shaw & Co., L.P.
                    D. E. Shaw & Co., L.L.C.
                    David E. Shaw (collectively, the "Reporting Persons")


ITEM 2(b)           ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                    The business address for all filers is:
                    Tower 45, 39th Floor
                    120 West  Forty-Fifth Street,
                    New York, NY 10036

ITEM 2(c)           CITIZENSHIP:

                    D. E. Shaw Laminar Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
                    D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
                    D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
                    David E. Shaw is a citizen of the United States of America.

ITEM 2(d)           TITLE OF CLASS OF SECURITIES:

                    Class B Preferred Stock

ITEM 2(e)           CUSIP NUMBER:

                    656567401

ITEM 3              Not Applicable

ITEM 4              OWNERSHIP:


                     As of the close of business on December 31, 2005:

                     (a) Amount beneficially owned:

                     D. E. Shaw Laminar Portfolios, L.L.C.:        3,924,500 ADS
                     representing 196,225 Shares
                     D. E. Shaw & Co., L.P.:                       3,924,500 ADS
                     representing 196,225 Shares
                     D. E. Shaw & Co., L.L.C.:                     3,924,500 ADS
                     representing 196,225 Shares
                     David E. Shaw:                                3,924,500 ADS
                     representing 196,225 Shares

                     (b) Percent of class:

                     D. E. Shaw Laminar Portfolios, L.L.C.:                 7.7%
                     D. E. Shaw & Co., L.P.:                                7.7%
                     D. E. Shaw & Co., L.L.C.:                              7.7%
                     David E. Shaw:                                         7.7%

                     (c) Number of Shares to which the person has:

                     (i) Sole power to vote or to direct the vote:

                     D. E. Shaw Laminar Portfolios, L.L.C.:        -0-
                     D. E. Shaw & Co., L.P.:                       -0-
                     D. E. Shaw & Co., L.L.C.:                     -0-
                     David E. Shaw:                                -0-

                     (ii) Shared power to vote or to direct the
                     vote:
                     D. E. Shaw Laminar Portfolios, L.L.C.:        3,924,500 ADS
                     representing 196,225 Shares
                     D. E. Shaw & Co., L.P.:                       3,924,500 ADS
                     representing 196,225 Shares
                     D. E. Shaw & Co., L.L.C.:                     3,924,500 ADS
                     representing 196,225 Shares
                     David E. Shaw:                                3,924,500 ADS
                     representing 196,225 Shares

                     (i) Sole power to dispose or to direct the disposition of:

                     D. E. Shaw Laminar Portfolios, L.L.C.:        -0-
                     D. E. Shaw & Co., L.P.:                       -0-
                     D. E. Shaw & Co., L.L.C.:                     -0-
                     David E. Shaw:                                -0-

                     (ii) Shared power to dispose or to direct the disposition of:

                     D. E. Shaw Laminar Portfolios, L.L.C.:        3,924,500 ADS
                     representing 196,225 Shares
                     D. E. Shaw & Co., L.P.:                       3,924,500 ADS
                     representing 196,225 Shares
                     D. E. Shaw & Co., L.L.C.:                     3,924,500 ADS
                     representing 196,225 Shares
                     David E. Shaw:                                3,924,500 ADS
                     representing 196,225 Shares

                     David Shaw does not own any Shares directly. By virtue of David Shaw's position as President and sole shareholder of
                     D. E. Shaw & Co., Inc., which is the general partner of
                     D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Laminar Portfolios, L.L.C., and by virtue of David Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Laminar Portfolios, L.L.C., David Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 3,924,500 ADS representing 196,225 Shares owned by D. E. Shaw Laminar Portfolios, L.L.C., constituting 7.7% of the outstanding voting class reported on this Schedule 13G and, therefore, David Shaw may be deemed to be the beneficial owner of such ADS and correspondingly the Shares. David Shaw disclaims beneficial ownership of the ADS and correspondingly the Shares.

ITEM 5              OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6               OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                     ANOTHER PERSON:

                     Not Applicable

ITEM 7               IDENTIFICATION AND CLASSIFICATION OF THE
                     SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
                     REPORTED ON BY THE PARENT HOLDING COMPANY:

                     Not Applicable

ITEM 8               IDENTIFICATION AND CLASSIFICATION OF MEMBERS
                     OF THE GROUP:

                     Not Applicable

ITEM 9               NOTICE OF DISSOLUTION OF GROUP:

                     Not Applicable

ITEM 10              CERTIFICATION:

                     By signing below, each of D. E. Shaw Laminar Portfolios, L.L.C., D. E. Shaw & Co., L.P., D. E. Shaw & Co., L.L.C., and David Shaw certify that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct. Powers of Attorney, dated February 24, 2004 granted by David E. Shaw in favor of Julius Gaudio, are attached hereto.


Dated:  February 14, 2006





                                        D. E. Shaw Laminar Portfolios, L.L.C.

                                        By: D. E. Shaw & Co., L.L.C., as
                                        managing member

                                              By: /s/ Julius Gaudio
                                                 ---------------------
                                                 Julius Gaudio
                                                 Managing Director


                                        D. E. Shaw & Co., L.P.

                                        By: /s/ Julius Gaudio
                                            ---------------------
                                            Julius Gaudio
                                            Managing Director


                                        D. E. Shaw & Co., L.L.C.

                                        By: /s/ Julius Gaudio
                                            ---------------------
                                            Julius Gaudio
                                            Managing Director


                                        David E. Shaw

                                        By: /s/ Julius Gaudio
                                            ---------------------
                                            Julius Gaudio
                                            Attorney-in-Fact for David E. Shaw

                                    EXHIBIT 1

                                POWER OF ATTORNEY
                               FOR CERTAIN FILINGS
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


I, David E. Shaw, hereby make, constitute and appoint each of:


         Anne Dinning,

         Julius Gaudio,

         Lou Salkind,

         Stuart Steckler, and

         Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L. P. and general partner or managing member of other entities, any which in turn may be acting for itself or other entities) all documents, certificates, instruments, statement, other filings, and amendments to the forgoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution, delivery, furnishing, and/or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 5, 2001, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date: February 24, 2004

DAVID E. SHAW, as President of
D. E. Shaw & Co., Inc.
/s/David E. Shaw
New York, New York

                                    EXHIBIT 2

                                POWER OF ATTORNEY
                               FOR CERTAIN FILINGS
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


I, David E. Shaw, hereby make, constitute and appoint each of:

         Anne Dinning,

         Julius Gaudio,

         Lou Salkind,

         Stuart Steckler, and

         Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co. II, Inc. (acting for itself and as the managing member of D. E. Shaw & Co., L.L.C., which in turn may be acting for itself or as the managing member of other companies) all documents, certificates, instruments, statement, other filings and amendments to the forgoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution and delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 5, 2001, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date:  February 24, 2004

DAVID E. SHAW, as President of
D. E. Shaw & Co. II, Inc.
/s/David E. Shaw
New York, New York